===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 3)


                         URIGEN PHARMACEUTICALS, INC.
                             f/k/a Valentis, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91913E104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                ANDREW NICHOLSON
                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP
                         888 SEVENTH AVENUE, 30TH FLOOR
                               NEW YORK, NY 10106
                            TEL. NO.: (212) 651-6383
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 with a copy to

                             JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064

                                July 13, 2007
--------------------------------------------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                          Continued on following pages

===============================================================================

CUSIP NO. 91913E104                                                PAGE 2 OF 16


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Perseus-Soros BioPharmaceutical Fund, LP

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    2,469,654 (1)
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          2,469,654  (1)
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                     0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,469,654  (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.6% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
------------
(1) Includes 301,910 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE 3 OF 16


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Perseus-Soros Partners, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    2,469,654 (1)
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          2,469,654 (1)
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,469,654 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.6% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
------------
(1) Includes 301,910 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE 4 OF 16

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Perseus BioTech Fund Partners, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        2,469,654 (1)
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    2,469,654 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,469,654 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.6%  (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
------------
(1) Includes 301,910 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE 5 OF 16

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SFM Participation, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        2,469,654 (1)
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    2,469,654 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,469,654 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.6% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
------------
(1) Includes 301,910 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE 6 OF 16

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SFM AH LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        2,469,654 (1)
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    2,469,654 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,469,654 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.6% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
------------
(1) Includes 301,910 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE 7 OF 16

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        2,513,080 (1)
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    2,513,080 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,513,080 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
------------
(1) Includes 301,910 shares of Common Stock issuable upon exercise of warrants and 43,426 shares of Common Stock issuable upon the exercise of options.

CUSIP NO. 91913E104                                                PAGE 8 OF 16

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [X]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        2,513,080 (1)
                  OWNED BY                    ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    2,513,080 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,513,080 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------
------------
(1) Includes 301,910 shares of Common Stock issuable upon exercise of warrants and 43,426 shares of Common Stock issuable upon the exercise of options.

CUSIP NO. 91913E104                                                PAGE 9 OF 16

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Soros Fund Management LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    --------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        2,513,080 (1)
                  OWNED BY                    --------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     --------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    2,513,080 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,513,080 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO; IA
--------------------------------------------------------------------------------
------------
(1) Includes 301,910 shares of Common Stock issuable upon exercise of warrants and 43,426 shares of Common Stock issuable upon the exercise of options.

CUSIP NO. 91913E104                                               PAGE 10 OF 16

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Perseuspur, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        2,469,654 (1)
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    2,469,654 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,469,654 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.6% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

----------------
(1) Includes 301,910 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                               PAGE 11 OF 16


          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby amend their Schedule 13D Statement dated January 24, 2003, as amended by Amendment No. 1 filed on January 5, 2004 and Amendment No. 2 filed on February 2, 2004 (as amended, the "Schedule 13D") relating to the common stock, par value $.001 per share (the "Common Stock"), of Valentis, Inc., a Delaware corporation ("Valentis"), which, pursuant to the merger described below, is now known as Urigen Pharmaceuticals, Inc., a Delaware corporation (the "Company").

Item 1.   SECURITY AND ISSUER.

          Item 1 is hereby amended and restated as follows:

          "This Schedule 13D relates to the Common Stock of the Company. The Company's principal executive office is located at 875 Mahler Road, Suite 235, Burlingame, California 94010."

Item 2.   IDENTITY AND BACKGROUND.

          (a), (b), (c) and (f).

          The first paragraph of these sections is hereby amended and restated as follows:

          "This Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"):
(i) Perseus-Soros BioPharmaceutical Fund, L.P., a Delaware limited partnership (the "Purchaser"); (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("Perseus-Soros Partners"); (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("Perseus Partners"); (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation");
(v) SFM AH, LLC, a Delaware limited liability company ("SFM AH"); (vi) Perseuspur, L.L.C., a Delaware limited liability company ("Perseuspur"); (vii) Mr. Frank H. Pearl ("Mr. Pearl"); (viii) Mr. George Soros ("Mr. Soros"); and
(ix) Soros Fund  Management  LLC, a Delaware  limited  liability  company ("SFM
LLC")."

          The sections are hereby amended by adding the following:

          "On October 21, 2004, Perseus EC, L.L.C. ("Perseus EC") merged into Perseuspur. On such date, Perseus EC ceased to be a Reporting Person."

          (d) and (e)

          The first paragraph of these sections is hereby amended and restated as follows:

CUSIP NO. 91913E104                                               PAGE 12 OF 16


          On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights. On March 20, 2007, the Paris Court of Appeal reduced the fine imposed against George Soros from 2.2 million euros to 940,000 euros.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding the following:

          "Pursuant to an Agreement and Plan of Merger, dated as of October 5, 2006, as subsequently amended, by and among Valentis, Urigen N.A., Inc., a Delaware corporation ("Urigen") and Valentis Holdings, Inc., a Delaware corporation and newly formed wholly-owned subsidiary of Valentis ("Merger Sub"), Merger Sub was merged with and into Urigen, with Urigen surviving as a wholly-owned subsidiary of Valentis (the "Merger"). The resulting company was subsequently renamed Urigen Pharmaceuticals, Inc. In connection with the Merger, each Urigen stockholder received, in exchange for each share of Urigen common stock held by such stockholder immediately prior to the closing of the Merger, 2.2554 shares of Valentis Common Stock. At the effective time of the Merger on July 13, 2007, each share of Urigen Series B preferred stock was exchanged for 11.277 shares of Valentis Common Stock.

          The Reporting Persons (other than SFM LLC, Mr. Soros and Mr. Pearl) are currently the beneficial owners of 2,469,654 shares of Common Stock, and SFM LLC, Mr. Soros and Mr. Pearl are currently the beneficial owners of 2,513,080 shares of Common Stock. As a result of the Merger, the Reporting Persons' beneficial ownership was diluted to below 5% of the outstanding Common Stock."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Item 5(a) is hereby amended and restated in its entirety as follows:

               "(a) As set forth herein, the Purchaser beneficially owns 2,167,744 shares of Common Stock and warrants to purchase an aggregate of 301,910 shares of Common Stock. Each of the New Warrants and the 2005 Warrants are exercisable

CUSIP NO. 91913E104                                               PAGE 13 OF 16


at any time until their expiration date. Accordingly, as of the date hereof and assuming the exercise of the warrants, each of the Reporting Persons, except SFM LLC, Mr. Soros and Mr. Pearl, may be deemed to beneficially own an aggregate of 2,469,654 shares of Common Stock (assumes exercise of the warrants held for the account of the purchaser). Based on calculations made in accordance with Rule 13d-3(d) and based on information provided by the Company in its Registration Statement on Form S-1 filed on October 12, 2007 that there were 68,289,535 shares of Common Stock outstanding as of October 3, 2007, this represents approximately 3.6% of the outstanding shares of Common Stock. As of the date hereof, Options to purchase 43,426 shares of Common Stock have vested or will vest within 60 days. Accordingly, as of the date hereof and assuming the exercise of the warrants and the Options, SFM LLC, Mr. Soros and Mr. Pearl each may be deemed to beneficially own an aggregate of 2,513,080 shares of Common Stock. Based on the above calculations and information, this represents approximately 3.7% of the outstanding shares of Common Stock."

          (b) Item 5(b) is hereby amended and restated in its entirety as follows:

               "(i) Each of the Purchaser and Perseus-Soros Partners may be deemed to have sole power to direct the voting and disposition of the 2,469,654 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

               (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons, other than the Purchaser and Perseus-Soros Partners, may be deemed to share the power to direct the voting and disposition of the 2,469,654 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

               (iii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of SFM LLC, Mr. Soros and Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 43,426 shares of Common Stock issuable upon exercise of Options that have vested on or within 60 days of the date hereof."

          (c) No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock within the past 60 days.

CUSIP NO. 91913E104                                               PAGE 14 OF 16


          (d) As of July 13, 2007, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of the Common Stock of the Company.

Item 6.   CONTRACTS,  ARRANGEMENTS,   UNDERTAKINGS  OR  RELATIONSHIPS  WITH
          RESPECT TO SECURITIES OF THE ISSUER.

          No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit 1: Joint Filing  Agreement,  dated  December 7, 2006, among (i) Perseus-Soros BioPharmaceutical Fund, L.P.,
                          (ii) Perseus-Soros Partners, LLC, (iii) Perseus BioTech Fund Partners, LLC, (iv) SFM Participation, L.P., (v) SFM AH LLC, (vi) Frank H. Pearl, (vii) George Soros, (viii) Soros Fund Management LLC and
                          (ix) Perseuspur, L.L.C. (previously filed).

               Exhibit 2: Power of Attorney,  dated May 9, 2007,  appointing
                          Kenneth M. Socha and Rona Kennedy as Attorney-in-Fact for Frank H. Pearl (previously filed).

               Exhibit 3: Power of Attorney, dated June 16, 2005, appointing
                          Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and Robert Soros as Attorney-in-Fact for George Soros (previously filed).

CUSIP NO. 91913E104                                               PAGE 15 OF 16



                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2007


                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC,
                                        General Partner

                                By:     SFM Participation, L.P.,
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel


                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel


                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur, L.L.C.
                                        Managing Member

                                By:     /s/ Kenneth M. Socha
                                        ----------------------------------------
                                        Name:  Kenneth M. Socha
                                        Title: Senior Managing Director


                                PERSEUSPUR, L.L.C.

                                By:     /s/ Kenneth M. Socha
                                        ----------------------------------------
                                        Name:  Kenneth M. Socha
                                        Title: Senior Managing Director

CUSIP NO. 91913E104                                               PAGE 16 OF 16


                                MR. FRANK H. PEARL

                                By:     /s/ Kenneth M. Socha
                                        ----------------------------------------
                                        Name:  Kenneth M. Socha
                                        Title: Attorney-in-Fact


                               SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel


                                SFM AH LLC

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel


                                MR. GEORGE SOROS

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel